Exhibit 2.3

PLAN AND AGREEMENT OF MERGER
OF
P.C. DEVELOPMENT CORPORATION
(A Wyoming Corporation)
INTO P.C. DEVELOPMENT MERGER CORPORATION
(A Nevada Corporation)

Plan and Agreement of Merger (hereinafter called "Merger Agreement") dated this 20th day of October 1997, by and between P.C. Development Corporation, a corporation organized and existing under the laws of the state of Wyoming (hereinafter sometimes referred to as "P.C. Development (WY)") and P.C. Development Merger Corporation, a corporation organized and existing under the laws of the state of Nevada (hereinafter sometimes referred to as "P.C. Development (NV)"). These two parties are herein sometimes referred to collectively as the "merging corporations," witnesseth:

WHEREAS, P.C. Development (NV) is the wholly owned subsidiary of P.C. Development (WY);

WHEREAS, P.C. Development (WY) wishes to change the state of its domicile by merging into P.C. Development (NV); and

WHEREAS, Section 92A. 190 of the Nevada Revised Statutes and Section 17-16-1107 of the Wyoming Business Corporation Act each authorize the merger of P.C. Development (WY) and P.C. Development (NV);

NOW, THEREFORE, the merging corporations have agreed, and do hereby agree, each with the other in consideration of the premises and the mutual agreements, provisions, covenants and grants herein contained and in accordance with the laws of the State of Nevada, and in accordance with the laws of the State of Wyoming, that P.C. Development (WY) and P.C. Development (NV) be merged into a single corporation and that P.C. Development (NV) shall be the continuing and surviving corporation and do hereby agree upon and prescribe that the terms and conditions of the merger hereby agreed upon and the mode of carrying the same into effect and the manner of converting the presently outstanding shares of each of the merging corporations into the shares of P.C. Development (NV) are and shall be hereinafter set forth:

Article I
Manner of Conversion of Shares

1. The manner and basis of converting the shares of P.C. Development (WY) into shares of P.C. Development (NV) are as follows: at the effective time of the merger, each share of common stock of P.C. Development (WY) shall thereupon be converted into one share of P.C. Development (NV). Each holder of outstanding common stock of P.C. Development (WY) upon surrender to P.C. Development (NV) of one or more certificates for such shares for cancellation shall be entitled to receive one or more certificates for the number of shares of common stock of P.C. Development (NV) represented by the certificates of P.C. Development (WY) so surrendered for cancellation by such holder. Until so surrendered, each such certificate representing outstanding shares of common stock of P.C. Development (WY) shall represent the ownership of a like number of shares of P.C. Development (NV) for all corporate and legal purposes,

2. As of the effective time of the merger, all of the outstanding shares of common stock of P.C. Development (NV) which shares are held by P.C. Development (WY), shall be redeemed by P.C. Development (NV) for the sum of one dollar ($1) and such redeemed shares shall be canceled and returned to the status of authorized and unissued shares. None of such redeemed shares shall be retained by P.C. Development (NV) as treasury shares and such shares shall be reissued in accordance with paragraph 1 of this Article 1

Article II
Effective Time

The effective time of the merger shall be upon the filing of the Merger Agreement (or a certificate in lieu thereof) in accordance with Nevada Revised Statutes and the Wyoming Business Corporation Act Prior to said date, this Merger Agreement shall (1) have been submitted to and approved by the board of directors of each of the merging corporations; (2) have been approved by the stockholders of each of the merging corporations in accordance with law.

Article III
Effect of Merger
When the merger shall have been effected:

(a) The merging corporations shall be a single corporation,

(b) The separate existence of P.C. Development (WY) shall cease.

(c) P.C. Development (NV) shall have all rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the Nevada Statutes.

(d) P.C. Development (NV) shall thereupon and thereafter possess all the rights, privileges, immunities and franchises of a public as well as of a private nature of each of the merging corporations and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares and ail other choses in action, and all and every other interest of and belonging to or due to each of the merging corporations shall be taken and deemed to be transferred to and vested in P.C. Development (NV) without further act or deed, and the title to any real estate or any interest therein vested in either of the merging corporations shall not revert or be in any way impaired by reason of the merger.

(e) P.C, Development (NV) shall thenceforth be responsible and liable for all the liabilities and obligations of each of the merging corporations and any claim existing or action or proceeding pending by or against either of the merging corporations may be prosecuted to judgment as if such merger had not taken place, or P.C. Development (NV) may be substituted in its place. Neither the rights of creditors nor any liens upon the property of either of the merging corporations shall be impaired by reason of the merger.

(f) After the effective time of the merger, the earned surplus of P.C. Development (NV) shall equal the aggregate of the earned surpluses of the merging corporations immediately prior to the effective time of the merger. The earned surplus determined as above provided shall continue to be available for payment of dividends by P.C. Development (NV).

(g) The certificate of incorporation of P.C. Development (NV) as in effect on the date of the merger, except as provided for in this Merger Agreement, shall continue in full force and effect as the certificate of incorporation of the corporation surviving this merger.

(h) The bylaws of P.C. Development (NV) as they shall exist on the effective date of this Merger Agreement shall be and remain the bylaws of the surviving corporation until the same shall be altered, amended or repealed as therein provided.

(i) The directors and officers of P.C. Development (NV) shall continue in office until the next annual meeting of stockholders and until their successors shall have been elected and qualified.

Article IV
Termination

If, at any time prior to the effective date hereof, events or circumstances occur which hi the opinion of a majority of the board of directors of either constituent corporation renders it inadvisable to consummate the merger, this Merger Agreement shall not become effective even though previously adopted by the shareholders of the corporation as herein before provided. The filing of the merger documents shall conclusively establish that no action to terminate this plan has been taken by the board of directors of either corporation.

Article V
Amendment

The boards of directors of the constituent corporations may amend this Merger Agreement at any time prior to the filing of me Merger Agreement (or a certificate in lieu thereof) with the States of Wyoming and Nevada provided that an amendment made subsequent to the adoption of the Merger Agreement by the stockholders of any constituent corporation shall not (1) alter or change the amount of any kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such constituent corporation, except to correct manifest error as may be permitted by law; (2) alter or change any term of the Certificate or Articles of Incorporation of the surviving corporation to be effected by the merger; or (3) alter or change any of the other terms and conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any class or series thereof of such constituent corporation.

Article VI
Amendments to the Articles of Incorporation

The following amendments shall be made to the Articles of Incorporation of P.C. Development (NV):

1. Amend Article I to read as follows: The name of the corporation shall be Xtranet Systems, Inc.

2. Add Article VII to read as follows:

No director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of distributions in violation of NRS 78.300. Notwithstanding anything contained in the Articles of Incorporation to the contrary, the personal liability of the directors or officers of the Corporation is hereby eliminated to the fullest extent permitted by the applicable provisions of the Nevada Revised Statutes, as the same may be amended and supplemented.

3. Add Article IX to read as follows:

The Corporation shall, to the fullest extent permitted by Sections 78.751 et seq. of the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said sections from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said sections, and die indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

IN WITNESS WHEREOF, P.C. Development Merger Corporation, a Nevada corporation, has caused this Plan and Agreement of Merger to be signed by its president and its secretary in accordance with the requirements of Nevada Revised Statutes, and P.C. Development Corporation, a Wyoming corporation, has caused this Plan and Agreement of Merger to be signed by its president and its secretary in accordance with the requirements of Section 17-16- 1107 of the Wyoming Business Corporation Act ail as of the day and year first above written.

Attest:	P.C. Development Corporation
A Wyoming Corporation

/s/ Denise Williams	By/s/ Vickie Epperson
Denise Williams, Assistant Secretary	Vickie Epperson, President

Attest:	P.C. Development Merger Corporation
A Nevada Corporation

/s/ Denise Williams	By/s/ Vickie Epperson
Denise Williams, Assistant Secretary	Vickie Epperson, President